Exhibit (d)(5)(iii)

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

July 1, 2023

Loomis Sayles Funds I

Loomis Sayles Bond Fund

888 Boylston Street

Boston, MA 02199

Attn: Susan McWhan Tobin, Secretary

Re:   Loomis Sayles Bond Fund Advisory Agreement Addendum

Dear Ms. Tobin:

The Advisory Agreement dated September 12, 2003 between Loomis Sayles Funds I (the “Trust”), with respect to its Loomis Sayles Bond Fund (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective July 1, 2023, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.59% of the first $3 billion of the average daily net assets of the Series, 0.49% of the next $22 billion of such assets, and 0.48% thereafter of such assets, respectively, or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Loomis, Sayles & Company, L.P.

By: Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Gregory Woodgate
Gregory Woodgate
Title:	Chief Accounting Officer, Finance
Director and Treasurer

ACCEPTED AND AGREED TO:

Loomis Sayles Funds I, on behalf of

Loomis Sayles Bond Fund

By:	/s/ Susan McWhan Tobin
Susan McWhan Tobin
Title:	Secretary

Date:	July 1, 2023
2